2/25/04 11:20 AM                                                 File # 811-3287

New Alternatives Fund Inc.

Exhibit/attachment to form N-SAR for 12/31/2003

Sub-item 77C:	submission of matters to a vote of securities holders

a) A special meeting of shareholders was held January 15, 2004, pursuant to a proxy dated October 23, 2003. The proxy materials were filed with the Securities Commission. The proposal to permit the fund to invest up to 35% of assets in shares of foreign companies was approved; 900,573.027 votes affirmative; 21,570.327 votes against, and 6,035.824 votes abstaining. Eligible to vote were 1,501,887.289 shares as of the record date, October 23. 2003.

Sub-item 81. The fund's fidelity bond also insures the fund's advisor, Accrued Equities Inc.

Sub-item 102P3. The fund has adopted a code of ethics that applies to the registrants principal executive officers. The code of ethics is available to any person without charge, upon request by calling the fund at 800 423
8383.

Sub-item 102P3 (b) (1) Audit committee. The fund has an `audit committee'. The board of directors have determined there are two independent `audit committee financial experts serving on the audit committee, Preston Pumphry and Dorothy Wayner.

This report is signed on behalf of the registrant:
City of Melville, State of New York, February 25, 2003
s/s
By: David J Schoenwld (President)